

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Mr. John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company

6000 Westown Parkway
West Des Moines, IA 50266

>   **Re: American Equity Investment Life Holding Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 10, 2011**
>   **File No. 001-31911**

Dear Mr. Matovina:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Gus Rodriguez

                                                Gus Rodriguez
                                                Accounting Branch Chief